[Letterhead of Thompson Hine LLP]

Via EDGAR Submission

April 16, 2013

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Attention: Peggy Kim, Special Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Interstate Corporation (File No. 0-51130)

Amended Preliminary Proxy Statement on Schedule 14A filed on April 15, 2013 (the “Proxy Statement”)

Dear Ms. Kim:

On behalf of National Interstate Corporation, an Ohio corporation (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated April 16, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. Where applicable, we have referenced in the Company’s responses the section(s) of the Proxy Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Proxy Statement.

Preliminary Proxy Statement

General

1.	We note that you have obtained the consent of Mr. Alan Spachman’s nominee. Please confirm for us that should the registrant nominate any substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company confirms that should the Company nominate any substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Tom.Aldrich@thompsonhine.com     Phone 216.566.5749     Fax 216.566.5800

Proxy Card

2.	We note your response to comment 10 in our letter dated April 12, 2013. Please revise to comply with Rule 14a-4(e) by disclosing that the cumulative voting specifications, including the withholding of authority to cumulate votes is subject to cumulative voting being invoked.

Response: In response to your comment, we will revise the language next to the check box on the proxy card as follows (with the additions underlined and marked in bold in this letter).

“Unless otherwise specified on the reverse side, if cumulative voting is invoked at the Annual Meeting of Shareholders, this proxy authorizes the proxy holders to cumulate the votes that the undersigned is entitled to cast at the Annual Meeting of Shareholders. To specify different directions with respect to cumulative voting (if cumulative voting is invoked at the Annual Meeting of Shareholders), including withholding authority to cumulate votes with respect to one or more nominees, mark the adjacent box and write your instructions on the reverse side.”

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (216) 566-5749.

Sincerely,

/s/ Thomas A. Aldrich
Thomas A. Aldrich

cc:	Arthur J. Gonzales, National Interstate Corporation